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                              Subsidiaries



The Company has one subsidiary, First Citizens National Bank, Dyersburg, Tennessee. The Company is the sole shareholder of the Bank. First Citizens National Bank is a National Bank organized under the authority of the Comptroller of the Currency.

On January 28, 1985, First Citizens Financial Plus, Inc. was chartered in the State of Tennessee as a wholly-owned subsidiary of First Citizens National Bank for the purpose of providing investment advisory service to the community. The Corporation's registration with the Securities and Exchange Commission as an investment advisor was effective February 21, 1985.

On December 19, 1988 First Citizens Financial Plus, Inc. received notification from the National Association of Securities Dealers that the Company's registration as a broker/dealer was effective. As a result, in addition to being an investment advisor, the Company is now a full service introducing broker/dealer.

On August 19, 1996, Delta Finance, Inc. was chartered in the State of Tennessee as a wholly-owned subsidiary of First Citizens National Bank for the purpose of providing consumer financial services to the community. Delta Finance will operate as an Industrial Loan and Thrift Company pursuant to Tennessee Code Annotated Section 45-5-101 and to acquire by purchase, lease or otherwise, and to hold, operate, manage, develop, encumber and otherwise deal with any and all kinds of real and personal property and to engage in any business not prohibited by law under the laws of Tennessee; and to do any and all things necessary or incidental in the operation of such business or businesses. A branch office was opened September 21, 1998 in Milan, Tennessee. A third location was opened in Union City in November 2000 through acquisition of an existing consumer finance office.

On February 9, 1998, White and Associates/First Citizens Insurance, LLC was chartered in the State of Tennessee as a Limited Liability Company of Dyersburg Insurance Agency and First Citizens Insurance Interim Inc. for the purpose of providing general insurance services to the community. During 1999, a credit insurance division and a title insurance company were formed under the White and Associates/First Citizens umbrella.